                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                  Notification of Election Pursuant to Rule 18f-1
                      Under the Investment Company Act of 1940


                            SA Funds - Investment Trust
                               1190 Saratagoa Avenue
                                     Suite 200
                             San Jose, California 95129
            -------------------------------------------------------------
                           Name and Address of Registrant

                              NOTIFICATION OF ELECTION

The undersigned registered open-end management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                     SIGNATURE


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of San Jose and the State of California on the 21st day of July 1999.

                              SA FUNDS-INVESTMENT TRUST


                              By:  /s/ Alexander B. Potts
                                   Alexander B. Potts
                                   Vice President and Secretary